中国铝业股份有限公司
ALUMINUM CORPORATION OF CHINA LIMITED

Date: February 6, 2013

To: Ms. Cecilia Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
United States Securities and Exchange Commission (the "Commission")
100 F Street, NE
Washington, D.C. 20549
Tel (202) 551-3470

From: Liu Qiang
Secretary to the Board
Aluminum Corporation of China Limited
Tel (86) 10 8229 8103
Fax (86) 10 8229 8158

Re: Aluminum Corporation of China Limited
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 27, 2012
File No. 001-15264

Dear Ms. Blye,

We refer to the Commission's comments on our Form 20-F filing for the fiscal year ended December 31, 2011, dated January 24, 2013 and received on January 25, 2013. We are in the process of preparing our responses to the Commission's comments. However, we need more time to collect the requested information from our subsidiaries across the nation. As such, we hereby respectfully submit to the Commission our request for an extension of the submission date from February 7, 2013 to March 8, 2013.

Thank you in advance for your favorable consideration and the granting of extension.

With best regards,

/s/ Liu Qiang

Liu Qiang
Secretary to the Board